UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

NCL Corporation Ltd.
Susan Robison, (305) 436-4762
AnneMarie Mathews, (305) 436-4799
Daniel Mathewes, (305) 436-4607
PublicRelations@ncl.com
NCL CORPORATION REPORTS
THIRD QUARTER RESULTS FOR 2006
MIAMI — November 13, 2006 — NCL Corporation Ltd. (“NCL” or the “Company”) reported net income of $49.0 million on total revenues of $592.3 million for its third quarter ended September 30, 2006. This compares to net income of $41.2 million on total revenues of $495.0 million for the third quarter of 2005. Net income for the third quarter of 2006 included $7.3 million in connection with a settlement agreement for the remaining portion of our claims against the builder of Pride of America.
Driven primarily by a 15.2% increase in Capacity Days, higher onboard revenues and an increase in the percentage of our guests purchasing air travel with us, revenues for the third quarter of 2006 increased 19.7% compared to the third quarter of 2005. Net Yields in the third quarter of 2006 were essentially flat with the same quarter in 2005, with improvement in the international business counterbalanced by downward pricing pressure in Hawaii driven by a 64.1% increase in our capacity in our inter-island cruises as well as increases in the costs of providing air travel to our Hawaii guests. Gross Yields overall increased 3.9% from the third quarter of 2005.
Net Cruise Costs per Capacity Day for the third quarter of 2006 decreased by 0.8% compared to the same period in the prior year. The decrease was primarily attributable to lower marketing, general and administrative expenses and certain operating efficiencies, partially offset by increases in payroll and related expenses and higher fuel expense. The third quarter of 2006 represents the first full quarter with three vessels deployed in our inter-island Hawaii cruises. While the Company expects the stabilization of this fleet to ultimately result in cost efficiencies, the significant increase in capacity deployed in our inter-island Hawaii cruises represented a larger portion of our fleet in the third quarter of 2006 than in 2005, and this has therefore resulted in higher payroll and related expenses. In addition, fuel prices in the third quarter of 2006 averaged $368 per metric ton, or an increase of 20% from the average price of $306 per metric ton in the third quarter of 2005. This increase in price contributed to a year-over-year increase in fuel costs of $10.1 million. Excluding fuel cost, Net Cruise Costs per Capacity Day decreased 2.8% primarily due to a 10.9% decrease in marketing, selling and administrative expenses per

Capacity Day as well as various operating efficiencies. Gross Cruise Costs per Capacity Day increased 4.3% from the third quarter of 2005.
“Our rapid expansion in inter-island Hawaii cruises and increased fuel costs continue to impact our results,” said Colin Veitch, president and chief executive officer of NCL Corporation Ltd. “In the near term, we still have a challenging road ahead of us in Hawaii, but with the stabilization of our NCL America fleet we expect to achieve operating improvements in 2007. We are in the process of implementing measures to reduce crew turnover and accelerate the rate at which product delivery scores have been improving. Our international fleet, where the big new ships continue to perform well, will see further addition of new modern vessels, one in the fourth quarter of this year and one in the fourth quarter of 2007, and the departure of two of our older mid-sized vessels, one in the second quarter and one in the fourth quarter of 2007.”
The Company continues to feel the effect of rising interest rates on its floating rate debt of $1.3 billion. As a result of higher interest rates and an increase in average outstanding borrowings, interest expense increased approximately 37.2% to $34.6 million in the third quarter of 2006 from $25.2 million in the third quarter of 2005.
Outlook
Bookings continue to be closer to the sailing date than at the same time last year. Through the first quarter of 2007, the Company continues to see downward pressure on pricing, especially in Hawaii and the Caribbean. As a result, for the fourth quarter of 2006, the Company expects Net Yields to be down approximately 1% compared to the fourth quarter of 2005.
The Company has scheduled a conference call at 7:00 a.m. Eastern Standard Time today to discuss its earnings. This call can be listened to live or on a delayed basis on the Company’s web site at www.ncl.com/investors.
Terminology and Non-GAAP Financial Measures
Capacity Days
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.
Gross Cruise Costs
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.

Gross Yields
Gross Yields represent total revenues per Capacity Day.
Net Yields
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. The Company utilizes Net Yields to manage its business on a day-to-day basis and believes that it is the most relevant measure of its pricing performance and is commonly used in the cruise industry to measure pricing performance. The Company has not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, the Company does not believe that reconciling information for such projected figures would be meaningful.
Net Cruise Costs
Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring the Company’s ability to control costs in a manner that positively impacts net income (loss), the Company believes changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of its performance and are commonly used in the cruise industry as measurements of costs.
Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation
Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation represents net income (loss) before the effect of non-cash foreign exchange translation gains and losses. The Company believes that this financial measure is useful because it excludes non-cash foreign exchange translation gains and losses related to the translation of balance sheet amounts which the Company believes are not relevant to understanding the trends of the Company’s operational performance or its prospects for future operational performance. Management uses this measure to establish operational goals and believes that it may assist in analyzing the underlying trends of the Company’s operational performance over time.
Passenger Cruise Days
Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.
Occupancy Percentage
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100 indicates that three or more passengers occupied some cabins.

NCL Corporation Ltd. (“NCL”) is an innovative cruise company headquartered in Miami, Florida, with a fleet of 15 ships in service and under construction. The corporation oversees the operations of Norwegian Cruise Line, NCL America, and Orient Lines. The company is currently building two ships, Norwegian Pearl for delivery in November 2006 and Norwegian Gem for delivery in October of 2007.
In addition, NCL plans to build up to three new third generation Freestyle Cruising ships for delivery between 2009 and 2011. NCL is on target to have the youngest fleet in the industry by 2010, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships at sea.
For further information, please contact NCL in the U.S. and Canada at (800) 327-7030; visit NCL’s website at www.ncl.com or on AOL at keyword: NCL; or to download high-resolution photography, visit www.ncl.com/hires.
This earnings release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “goal,” “future,” “forecast,” “will,” “may,” “believes,” “expects,” “anticipates,” “projects,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements. These risks include, but are not limited to, changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling; lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its business worldwide; changes in interest rates, fuel costs or foreign currency rates; delivery schedules of new ships; risks associated with operating internationally; the impact of spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation; the ability to obtain financing on terms that are favorable or consistent with the Company’s expectations; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; emergency ship repairs; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather and natural disasters; and other risks discussed in NCL’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this earnings release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.
Financial Tables Follow
(##)

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005 (1)	2006	2005 (1)	2006
Revenues
Passenger ticket revenues	$367,867	$436,909	$895,354	$1,104,639
Onboard and other revenues	127,114	155,348	322,471	409,227

Total revenues	494,981	592,257	1,217,825	1,513,866

Cruise operating expenses
Commissions, transportation and other	95,737	127,454	234,389	317,007
Onboard and other	45,031	56,998	106,281	140,058
Payroll and related	86,773	106,337	232,850	300,249
Fuel	31,766	41,902	81,553	122,063
Food	25,839	27,011	69,020	72,978
Ship charter costs	7,032	6,610	21,993	19,615
Other operating (2)	56,141	62,210	156,488	186,074

Total cruise operating expenses	348,319	428,522	902,574	1,158,044

Marketing, general and administrative expenses	58,118	59,621	169,260	173,760
Depreciation and amortization expenses (2)	23,349	30,991	60,706	86,413

Total operating expenses	429,786	519,134	1,132,540	1,418,217

Operating income	65,195	73,123	85,285	95,649

Non-operating (income) expense
Interest income	(1,602)	(531)	(3,772)	(2,759)
Interest expense, net of interest capitalized	25,192	34,572	59,240	97,300
Other (income) expense, net	413	(9,919)	(19,212)	16,007

Total non-operating expense	24,003	24,122	36,256	110,548

Net income (loss)	$41,192	$49,001	$49,029	$(14,899)

(1)	Certain prior period balances have been reclassified to conform to the current year’s presentation.

(2)	2005 and three months ended March 31, 2006 amounts were retrospectively adjusted for the change in the Company’s method of accounting for dry-docking costs from the deferral method to the direct expense method. This change in the method of accounting for dry-docking costs resulted in a $15 thousand and an $11.9 million increase in other operating expenses for the three and nine months ended September 30, 2005, respectively, and a $6.6 million increase for the three months ended March 31, 2006. In addition, the change in the method of accounting for dry-docking costs resulted in a $4.7 million and a $13.0 million decrease in depreciation and amortization expenses for the three and nine months ended September 30, 2005, respectively, and a $5.9 million decrease for the three months ended March 31, 2006.

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of dollars, except share data)

	December 31,	September 30,
	2005	2006
Assets
Current assets:
Cash and cash equivalents	$60,416	$75,629
Restricted cash	48,034	1,387
Accounts receivable, net	11,691	13,395
Note from Parent	12,325	—
Amount due from Parent	—	5,515
Consumable inventories	29,133	30,031
Prepaid expenses and others	27,203	29,979

Total current assets	188,802	155,936

Property and equipment, net	3,113,229	3,294,564
Goodwill	400,254	400,254
Tradenames	218,538	218,538
Other assets	63,404	59,371

Total assets	$3,984,227	$4,128,663

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$140,694	$164,925
Accounts payable	73,003	65,889
Accrued expenses and other liabilities	139,222	174,762
Amount due to Parent	3,141	—
Advance ticket sales	281,849	331,898

Total current liabilities	637,909	737,474

Long-term debt	1,965,983	2,026,850
Other long-term liabilities	2,631	2,157

Total liabilities	2,606,523	2,766,481

Commitments and contingencies
Shareholder’s equity:
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,501,929	1,502,434
Unamortized stock option expense	(593)	—
Accumulated other comprehensive loss	—	(1,721)
Accumulated deficit	(123,644)	(138,543)

Total shareholder’s equity	1,377,704	1,362,182

Total liabilities and shareholder’s equity	$3,984,227	$4,128,663

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of dollars)

	Nine months ended
	September 30,
	2005	2006
Cash flows from operating activities
Net income (loss)	$49,029	$(14,899)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expenses	60,706	86,413
(Gain) loss on translation of debt	(21,843)	21,338
Other	256	689
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	38	(1,704)
Increase in consumable inventories	(9,421)	(898)
Increase in prepaid expenses and other assets	(9,091)	(3,044)
Decrease in accounts payable	(5,965)	(7,114)
Increase in accrued expenses and other liabilities	29,536	35,066
Increase in advance ticket sales	54,196	50,049

Net cash provided by operating activities	147,441	165,896

Cash flows from investing activities
Capital expenditures	(520,127)	(254,991)
(Increase) decrease in restricted cash	(18,557)	46,647

Net cash used in investing activities	(538,684)	(208,344)

Cash flows from financing activities
Principal repayments on long-term debt	(124,612)	(242,054)
Proceeds from debt	594,924	297,435
Proceeds from Parent	1,832	3,360
Contribution from Parent	461	—
Payment of loan arrangement fees	(2,308)	(1,080)

Net cash provided by financing activities	470,297	57,661

Net increase in cash and cash equivalents	79,054	15,213
Cash and cash equivalents at the beginning of period	172,424	60,416

Cash and cash equivalents at the end of period	$251,478	$75,629

Non-cash investing activity
Capital lease obligations	$8,757	$8,379

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION & OTHER DATA
(unaudited)

The following table sets forth selected statistical information for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
Passengers Carried	279,745	329,087	730,379	858,196
Passenger Cruise Days	2,095,415	2,393,121	5,586,346	6,525,876
Capacity Days	1,927,226	2,220,144	5,233,496	6,101,011
Occupancy Percentage	108.7%	107.8%	106.7%	107.0%
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
Passenger ticket revenues	$367,867	$436,909	$895,354	$1,104,639
Onboard and other revenues	127,114	155,348	322,471	409,227

Total revenues	494,981	592,257	1,217,825	1,513,866

Less:
Commissions, transportation and other	95,737	127,454	234,389	317,007
Onboard and other	45,031	56,998	106,281	140,058

Net revenues	$354,213	$407,805	$877,155	$1,056,801

Capacity Days	1,927,226	2,220,144	5,233,496	6,101,011
Gross Yields	$256.84	$266.77	$232.70	$248.13
Net Yields	$183.79	$183.68	$167.60	$173.22
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
Total cruise operating expenses	$348,319	$428,522	$902,574	$1,158,044
Marketing, general and administrative expenses	58,118	59,621	169,260	173,760

Gross Cruise Costs	406,437	488,143	1,071,834	1,331,804

Less:
Commissions, transportation and other	95,737	127,454	234,389	317,007
Onboard and other	45,031	56,998	106,281	140,058

Net Cruise Costs	$265,669	$303,691	$731,164	$874,739

Capacity Days	1,927,226	2,220,144	5,233,496	6,101,011
Gross Cruise Costs per Capacity Day	$210.89	$219.87	$204.80	$218.29
Net Cruise Costs per Capacity Day	$137.85	$136.79	$139.71	$143.38

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION & OTHER DATA (cont.)
(unaudited)

Net Cruise Costs Excluding Fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
Net Cruise Costs	$265,669	$303,691	$731,164	$874,739
Less:
Fuel	31,766	41,902	81,553	122,063

Net Cruise Costs Excluding Fuel	$233,903	$261,789	$649,611	$752,676

Capacity Days	1,927,226	2,220,144	5,233,496	6,101,011
Net Cruise Costs Excluding Fuel per Capacity Day	$121.37	$117.92	$124.13	$123.37
Net Income Excluding Non-Cash Foreign Exchange Translation Gain (Loss) was calculated as follows (in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
Net Income (Loss)	$41,192	$49,001	$49,029	$(14,899)
Less:
Non-Cash Foreign Exchange Translation Gain (Loss)	1,087	2,456	20,712	(24,919)

Net Income Excluding Non-Cash Foreign Exchange Translation Gain (Loss)	$40,105	$46,545	$28,317	$10,020

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2006	NCL Corporation Ltd. (Registrant)
	By:	/s/ BONNIE S. BIUMI
Bonnie S. Biumi
Executive Vice President & Chief Financial Officer